UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  E-Z-EM, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    269305207
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                         Noah Klarish & Associates, P.C.
                            405 Park Avenue, 6th Fl.
                               New York, NY 10011
                                 (212) 752-8304

                                  July 16, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP No. 269305207                           Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ira Albert
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF, WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    575,158 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        224,884 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           575,158 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    224,884 shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,042 (includes 540,282 shares owned by Albert Investment Associates,
     L.P. and 224,884 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
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14   TYPE OF REPORTING PERSON*

     IN
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

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 value per share (the "Common Stock"), of E-Z-EM, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 717 Main Street, Westbury, New York 11590.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) Ira Albert filed an initial Schedule 13D for an event of January 8, 2002 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Ira Albert (together with members of his immediate family) directly own 34,876 shares of the Issuer's Common Stock for which they paid $268,000. Mr. Albert and the members of his immediate family used personal funds in making the purchases. Mr. Albert has discretionary authority over accounts which own 224,884 shares of the Issuer's Common Stock for which such accounts paid a total of $1,495,861 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 540,282 shares of the Issuer's Common Stock for which it paid $3,565,861 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 10,098,288 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 1, 2003) directly beneficially owned by each Reporting Person is as follows:


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

                                                                 Percentage of
Name                               Number of Shares           Outstanding Shares
----                               ----------------           ------------------

Ira Albert and family                   34,876                       0.3%

Albert Partnership                     540,282                       5.4%

Albert discretionary accounts          224,884                       2.2%

      The numbers set forth in this Report and the above table have been updated from those filed in the Initial Report to reflect the combination of the Issuer's two previous classes of common stock (Class A and Class B) into a single class of Common Stock. The share ownership information contained in the Initial Schedule reflected ownership only of Class A common stock of the Issuer since that was the only class of voting common stock outstanding at that time. Other than as set forth on Appendix 1 attached hereto, the Reporting Person has not made any acquisitions or dispositions of shares of Common Stock since the date of filing of the Initial Schedule.

            (b) Mr. Albert has sole power to vote and to direct the disposition of 575,158 shares of the Issuer's Common Stock.

            (c) See Appendix 1 annexed hereto.

Item 7. Material to be Filed as Exhibits.

            None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2003


                                        /s/ Ira Albert
                                        ----------------------------------------
                                                Ira Albert

                                   ALBERT INVESTMENT ASSOCIATES, L.P.
                               By: ALBERT INVESTMENT STRATEGIES, INC.,
                                          general partner


                               By:          /s/ Ira Albert
                                            ------------------------------------
                                                   Ira Albert, President


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

                                                                      APPENDIX 1

                          TRANSACTIONS IN E-Z-EM, INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

Discretionary Accounts

                         No. of
      Trade              Shares                                Cost of
       Date            Purchased      Price Per Share         Purchases
       ----            ---------      ---------------         ---------

     07/16/03            3,000             $8.56             $25,690.00


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